                                   FORM 11-K





(Mark one)


          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993



                                       OR




          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___ to ___.




Commission file number #33-4333



                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                              Ryder System, Inc.
                             3600 N.W. 82 Avenue
                            Miami, Florida  33166

                          Independent Auditors' Report
                          ----------------------------


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:


We have audited the accompanying statements of financial position with fund information of Ryder System, Inc. Employee Savings Plan A as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity with fund information for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Investments and Schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position with fund information and statements of income and changes in plan equity with fund information is presented for purposes of additional analysis rather than to present the financial position and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        KPMG PEAT MARWICK


June 29, 1994

                   Ryder System, Inc. Employee Savings Plan A
            Statement of Financial Position, with Fund Information
                               December 31, 1993

     Assets                           Fund A        Fund B        Fund C        Fund D        Fund E        Fund F        Fund G
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
   Investments:
     Fixed income investments,
       at cost                    $      87,019       100,673                      33,622        38,611        17,967         8,700
     Group annuity insurance
       contracts, at contract
       value                                       37,992,114
     Pooled investment funds
       (cost, $27,141,548)                                        3,550,153     7,172,703    15,734,448     3,639,562     2,878,836
     Securities of
       participating employer
       (cost, $11,443,532)           11,019,753
    Other Securities
       (cost, $1,688,959)
     Participant loans receivable
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
       Total investments             11,106,772    38,092,787     3,550,153     7,206,325    15,773,059     3,657,529     2,887,536

   Dividends and interest
     receivable                             208       516,479         7,871        27,099       574,615       339,161         4,157
   Contributions receivable
     and other                           42,818       193,195        24,380        31,497        67,579        12,987        10,522
   Interfund transfers
     receivable (payable)                18,587      (204,637)      (31,931)       (2,066)       20,584        11,666       110,739
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
       Total assets               $  11,168,385    38,597,824     3,550,473     7,262,855    16,435,837     4,021,343     3,012,954
                                   ============  ============  ============  ============  ============  ============  ============

    Liabilities and Plan Equity

   Other liabilities              $     146,051       955,622        47,532        85,841       714,087       370,791        51,273

 Plan equity                         11,022,334    37,642,202     3,502,941     7,177,014    15,721,750     3,650,552     2,961,681
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
   Total liabilities
     and plan equity              $  11,168,385    38,597,824     3,550,473     7,262,855    16,435,837     4,021,343     3,012,954
                                   ============  ============  ============  ============  ============  ============  ============

 Number of units                      4,799,428    24,322,241     1,916,938     2,053,299     3,072,642     2,070,460     1,750,584
                                   ============  ============  ============  ============  ============  ============  ============
 Plan equity per unit             $        2.30          1.55          1.83          3.50          5.12          1.76          1.69
                                   ============  ============  ============  ============  ============  ============  ============

                    Assets            Fund H       Loan Fund       Total
                                   ------------  ------------  ------------
   Investments:
     Fixed income investments,
       at cost                                                      286,592
     Group annuity insurance
       contracts, at contract
       value                                                     37,992,114
     Pooled investment funds
       (cost, $27,141,548)                                       32,975,702
     Securities of
       participating employer
       (cost, $11,443,532)                                       11,019,753
    Other Securities
       (cost, $1,688,959)             1,603,189                   1,603,189
     Participant loans receivable                   6,093,261     6,093,261
                                   ------------  ------------  ------------
       Total investments              1,603,189     6,093,261    89,970,611

   Dividends and interest
     receivable                                                   1,469,590
   Contributions receivable
     and other                                         32,297       415,275
   Interfund transfers
     receivable (payable)               (22,728)       99,786             0
                                   ------------  ------------  ------------
       Total assets                   1,580,461     6,225,344    91,855,476
                                   ============  ============  ============

    Liabilities and Plan Equity
   Other liabilities                     21,838        25,554     2,418,589

 Plan equity                          1,558,623     6,199,790    89,436,887
                                   ------------  ------------  ------------
   Total liabilities
     and plan equity                  1,580,461     6,225,344    91,855,476
                                   ============  ============  ============

 Number of units                        789,329
                                   ============  ============  ============
 Plan equity per unit                      1.97
                                   ============




 See accompanying note to financial statements.

                   Ryder System, Inc. Employee Savings Plan A
            Statement of Financial Position, with Fund Information
                               December 31, 1992

     Assets                            Fund A        Fund B        Fund C        Fund D        Fund E        Fund F       Fund G
                                    ------------  ------------  ------------  ------------  ------------  ------------ ------------
   Investments:
     Fixed income investments,
       at cost                     $     198,590       460,186                      91,868       183,261       118,204       77,228
     Group annuity insurance
       contracts, at contract
       value                                        79,232,409
     Pooled investment funds
       (cost, $69,356,332)                                         6,291,269    18,669,368    38,577,218     9,019,719    7,232,860
     Securities of
       participating employer
       (cost, $35,569,632)            32,452,448
     Participant loans receivable
                                    ------------  ------------  ------------  ------------  ------------  ------------ ------------
       Total investments              32,651,038    79,692,595     6,291,269    18,761,236    38,760,479     9,137,923    7,310,088
   Dividends and interest
     receivable                              504       537,367        15,230        91,014     1,786,990       409,187       44,071
   Contributions receivable
     and other                            14,456       320,232        19,920        19,858        71,830        17,911       12,621
   Interfund transfers
     receivable (payable)               (186,231)     (732,162)     (286,638)      348,191       324,565       494,119     (351,573)
                                    ------------  ------------  ------------  ------------  ------------  ------------ ------------
       Total assets                $  32,479,767    79,818,032     6,039,781    19,220,299    40,943,864    10,059,140    7,015,207
                                    ============  ============  ============  ============  ============  ============ ============

    Liabilities and Plan Equity
   Other liabilities               $     251,584       585,626        95,021       274,169     2,042,174       472,986       79,932

 Plan equity                          32,228,183    79,232,406     5,944,760    18,946,130    38,901,690     9,586,154    6,935,275
                                    ------------  ------------  ------------  ------------  ------------  ------------ ------------
   Total liabilities
     and plan equity               $  32,479,767    79,818,032     6,039,781    19,220,299    40,943,864    10,059,140    7,015,207
                                    ============  ============  ============  ============  ============  ============ ============

 Number of units                      16,084,509    55,258,272     3,352,450     6,129,610     9,006,816     6,650,453    5,464,485
                                    ============  ============  ============  ============  ============  ============ ============
 Plan equity per unit              $        2.00          1.43          1.77          3.09          4.32          1.44         1.27
                                    ============  ============  ============  ============  ============  ============ ============

                    Assets            Loan Fund       Total
                                    ------------  ------------
   Investments:
     Fixed income investments,
       at cost                                       1,129,337
     Group annuity insurance
       contracts, at contract
       value                                        79,232,409
     Pooled investment funds
       (cost, $69,356,332)                          79,790,434
     Securities of
       participating employer
       (cost, $35,569,632)                          32,452,448
     Participant loans receivable     12,575,509    12,575,509
                                    ------------  ------------
       Total investments              12,575,509   205,180,137
   Dividends and interest
     receivable                                      2,884,363
   Contributions receivable
     and other                            75,324       552,152
   Interfund transfers
     receivable (payable)                389,729
                                    ------------  ------------
       Total assets                   13,040,562   208,616,652
                                    ============  ============

    Liabilities and Plan Equity
   Other liabilities                      68,739     3,870,231

 Plan equity                          12,971,823   204,746,421
                                    ------------  ------------
   Total liabilities
     and plan equity                  13,040,562   208,616,652
                                    ============  ============

 Number of units

 Plan equity per unit

 See accompanying note to financial statements.

                   Ryder System, Inc. Employee Savings Plan A
    Statement of Income and Changes in Plan Equity, with Fund Information
                      For the Year Ended December 31, 1993

                                    Fund A        Fund B        Fund C        Fund D        Fund E        Fund F         Fund G
                                 ------------  ------------  ------------  ------------  ------------  ------------   -----------
 Net investment income:
   Dividends                    $     248,296                                   588,220       521,963       288,719       263,794
   Interest                             2,190     2,623,034        98,840         1,555         2,924         1,375           969
                                 ------------  ------------  ------------  ------------  ------------  ------------   -----------
     Net investment income            250,486     2,623,034        98,840       589,775       524,887       290,094       264,763

 Realized gains                       434,375                                    31,651       498,594       183,925        17,207

 Net change in unrealized
   appreciation/(depreciation)
   on investments                     740,128                                   185,220     1,354,915       102,716       363,458

 Contributions:
   Employer contributions             445,059     2,424,407       241,222       257,610       565,478       158,610       114,858
   Employee contributions           1,123,867     5,611,608       630,263       883,386     1,942,571       610,970       391,051
                                 ------------  ------------  ------------  ------------  ------------  ------------   -----------
     Total contributions            1,568,926     8,036,015       871,485     1,140,996     2,508,049       769,580       505,909

 Participant loan repayments          274,494     1,312,672       142,951       263,280       537,845       116,988        83,623

 Distributions and other             (742,399)   (2,192,949)     (257,189)     (416,114)     (869,533)     (137,845)     (131,285)

 Plan Fees and Expenses               (20,771)      (54,235)       (9,570)      (12,051)      (21,366)       (5,483)       (4,730)

 Loans to participants               (425,449)   (1,824,033)     (196,712)     (345,974)     (719,156)     (154,165)     (100,223)

 Transfer to Plan B               (20,647,725)  (49,771,601)   (2,887,754)  (13,031,525)  (26,577,146)   (7,967,404)   (5,656,267)

 Equity Transfer to Fund H         (1,623,097)

 Interfund transfers               (1,014,817)      280,893      (203,870)     (174,374)     (417,029)      865,992       683,951
                                 ------------  ------------  ------------  ------------  ------------  ------------   -----------
   Net changes in plan equity     (21,205,849)  (41,590,204)   (2,441,819)  (11,769,116)  (23,179,940)   (5,935,602)   (3,973,594)

 Plan equity at beginning of
   period                          32,228,183    79,232,406     5,944,760    18,946,130    38,901,690     9,586,154     6,935,275
                                 ------------  ------------  ------------  ------------  ------------  ------------   -----------
 Plan equity at end of
   period                       $  11,022,334    37,642,202     3,502,941     7,177,014    15,721,750     3,650,552     2,961,681
                                 ============  ============  ============  ============  ============  ============   ===========


                                    Fund H       Loan Fund       Total
                                 ------------  ------------  ------------
 Net investment income:
   Dividends                                                    1,910,992
   Interest                                         402,540     3,133,427
                                 ------------  ------------  ------------
     Net investment income                          402,540     5,044,419

 Realized gains                                                 1,165,752

 Net change in unrealized
   appreciation/(depreciation)
   on investments                     (85,770)                  2,660,667

 Contributions:
   Employer contributions                                       4,207,244
   Employee contributions                                      11,193,716
                                 ------------  ------------  ------------
     Total contributions                                       15,400,960

 Participant loan repayments                     (2,731,853)            0

 Distributions and other              (18,152)        5,142    (4,760,324)

 Plan Fees and Expenses                                          (128,206)

 Loans to participants                   (469)    3,766,181             0

 Transfer to Plan B                    61,549    (8,214,929) (134,692,802)

 Equity Transfer to Fund H          1,623,097                           0

 Interfund transfers                  (21,632)          886             0
                                 ------------  ------------  ------------
   Net changes in plan equity       1,558,623    (6,772,033) (115,309,534)

 Plan equity at beginning of
   period                                   0    12,971,823   204,746,421
                                 ------------  ------------  ------------
 Plan equity at end of
   period                           1,558,623     6,199,790    89,436,887
                                 ============  ============  ============

 See accompanying note to financial statements.

                   Ryder System, Inc. Employee Savings Plan A
    Statement of Income and Changes in Plan Equity, with Fund Information
                      For the Year Ended December 31, 1992

                                   Fund A        Fund B        Fund C       Fund D       Fund E        Fund F        Fund G
                                ------------  ------------  ------------ -----------  ------------  ------------  ------------
 Net investment income:
   Dividends                   $     709,430                               1,768,553     1,785,612       522,517       774,680
   Interest                            7,693     6,041,971       203,007       5,239        14,101         4,091         3,180
                                ------------  ------------  ------------ -----------  ------------  ------------  ------------
     Net investment income           717,123     6,041,971       203,007   1,773,792     1,799,713       526,608       777,860

 Realized gains/(losses)             501,896                                   3,696       125,294        15,985       (11,203)

 Net change in unrealized
   appreciation/(depreciation)
   on investments                  8,164,538                                 228,966     1,570,611     1,018,016      (555,449)
 Contributions:
   Employer contributions            296,184     2,024,418       205,996     248,934       556,785       132,868       132,032
   Employee contributions          2,070,474    10,835,266     1,165,468   2,273,185     5,266,153     1,473,662     1,348,957
                                ------------  ------------  ------------ -----------  ------------  ------------  ------------
     Total contributions           2,366,658    12,859,684     1,371,464   2,522,119     5,822,938     1,606,530     1,480,989

 Participant loan repayments         574,762     2,716,768       299,825     530,388     1,177,743       272,016       287,161

 Distributions and other          (1,947,384)   (6,101,957)     (705,483) (1,113,263)   (2,002,431)     (470,969)     (531,174)

 Plan Fees and Expenses              (54,114)     (126,810)      (17,670)    (33,864)      (57,985)      (17,486)      (16,191)

 Loans to participants              (898,715)   (3,486,508)     (341,921)   (759,888)   (1,624,379)     (326,301)     (322,593)

 Interfund transfers              (1,532,566)      512,683      (555,645)    428,001       826,648       490,497      (169,618)
                                ------------  ------------  ------------ -----------  ------------  ------------  ------------
   Net changes in plan equity      7,892,198    12,415,831       253,577   3,579,947     7,638,152     3,114,896       939,782

 Plan equity at beginning of
   period                         24,335,985    66,816,575     5,691,183  15,366,183    31,263,538     6,471,258     5,995,493
                                ------------  ------------  ------------ -----------  ------------  ------------  ------------
 Plan equity at end of
   period                      $  32,228,183    79,232,406     5,944,760  18,946,130    38,901,690     9,586,154     6,935,275
                                ============  ============  ============ ===========  ============  ============  ============
                                  Loan Fund       Total
                                ------------  ------------
 Net investment income:
   Dividends                                     5,560,792
   Interest                          875,466     7,154,748
                                ------------  ------------
     Net investment income           875,466    12,715,540

 Realized gains/(losses)                           635,668

 Net change in unrealized
   appreciation/(depreciation)
   on investments                               10,426,682
 Contributions:
   Employer contributions                        3,597,217
   Employee contributions                       24,433,165
                                ------------  ------------
     Total contributions                        28,030,382

 Participant loan repayments      (5,858,663)

 Distributions and other             (23,949)  (12,896,610)

 Plan Fees and Expenses                           (324,120)

 Loans to participants             7,760,305

 Interfund transfers
                                ------------  ------------
   Net changes in plan equity      2,753,159    38,587,542

 Plan equity at beginning of
   period                         10,218,664   166,158,879
                                ------------  ------------
 Plan equity at end of
   period                         12,971,823   204,746,421
                                ============  ============


 See accompanying note to financial statements.

                   Ryder System, Inc. Employee Savings Plan A
    Statement of Income and Changes in Plan Equity, with Fund Information
                      For the Year Ended December 31, 1991

                                    Fund A        Fund B        Fund C        Fund D        Fund E        Fund F        Fund G
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
 Net investment income:
   Dividends                    $     769,569                                1,032,808     1,436,514       289,738       619,249
   Interest                             9,486     5,347,752       292,166        6,572        11,271         4,130         3,722
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
     Net investment income            779,055     5,347,752       292,166    1,039,380     1,447,785       293,868       622,971

 Realized gains/(losses)               90,223           832                    (18,617)      130,294       (19,352)      (12,838)

 Net change in unrealized
   appreciation/(depreciation)
   on investments                   6,715,642          (579)                 1,695,230     7,935,825       738,883       633,430
 Contributions:
   Employer contributions             231,277     2,041,977       250,475      225,985       266,097        74,962        52,712
   Employee contributions           2,177,171    10,324,732     1,085,591    2,223,868     3,630,250     1,354,651     1,249,838
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
     Total contributions            2,408,448    12,366,709     1,336,066    2,449,853     3,896,347     1,429,613     1,302,550

 Participant loan repayments          474,105     1,995,410       207,883      398,244       685,986       171,707       166,796

 Distributions and other           (1,799,211)   (5,592,865)     (472,819)  (1,013,355)   (2,013,753)     (403,952)     (372,081)

 Plan Fees and Expenses               (49,629)     (123,375)      (17,399)     (32,163)      (48,736)      (15,514)      (14,440)

 Loans to participants               (729,562)   (3,243,129)     (326,551)    (571,256)   (1,133,564)     (275,018)     (235,380)

 Interfund transfers               (3,076,755)      732,417      (245,272)    (328,169)    2,970,667       (71,612)       18,724
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
   Net changes in plan equity       4,812,316    11,483,172       774,074    3,619,147    13,870,851     1,848,623     2,109,732

 Plan equity at beginning of
   period                          19,523,669    55,333,403     4,917,109   11,747,036    17,392,687     4,622,635     3,885,761
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
 Plan equity at end of
   period                       $  24,335,985    66,816,575     5,691,183   15,366,183    31,263,538     6,471,258     5,995,493
                                 ============  ============  ============  ===========   ===========   ===========   ===========

                                   Loan Fund       Total
                                 ------------  ------------
 Net investment income:
   Dividends                                      4,147,878
   Interest                           713,098     6,388,197
                                 ------------  ------------
     Net investment income            713,098    10,536,075

 Realized gains/(losses)                            170,542

 Net change in unrealized
   appreciation/(depreciation)
   on investments                                17,718,431
 Contributions:
   Employer contributions                         3,143,485
   Employee contributions                        22,046,101
                                 ------------  ------------
     Total contributions                         25,189,586

 Participant loan repayments       (4,100,131)

 Distributions and other              (83,316)  (11,751,352)

 Plan Fees and Expenses                            (301,256)

 Loans to participants              6,514,460

 Interfund transfers
                                 ------------  ------------
   Net changes in plan equity       3,044,111    41,562,026

 Plan equity at beginning of
   period                           7,174,553   124,596,853
                                 ------------  ------------
 Plan equity at end of
   period                          10,218,664   166,158,879
                                 ============  ============


 See accompanying note to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                          NOTE TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

a.   BASIS OF ACCOUNTING

     The financial statements of the Ryder System, Inc. Employee Savings Plan A (the "Plan") are prepared on the accrual basis of accounting. Plan assets, except for participant loan receivables and group annuity insurance contracts which are valued at contract value, are stated at market value (quoted market prices) as determined by the Plan's trustee. Purchases and sales of securities are recorded on a trade date basis.
     Cost is determined based on historical average cost.

b.   THE PLAN

     The following description of the Plan reflects all plan amendments through December 31, 1993, and is provided for general purposes only. As of January 1, 1993, active salaried employees and active employees, whether salaried or hourly, of the Aviation Services Division were excluded from participation in the Ryder System, Inc. Employee Savings Plan A. Such employees and their participating account balances were transferred to the Ryder System, Inc. Employee Savings Plan B.

     Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

     Participation in the Plan is voluntary. However, to participate in the Plan, an employee must meet certain eligibility requirements related to employment date, age and service hours. In general, non-salaried employees of the Company and participating affiliates are eligible to participate in the Plan, however, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan will be excluded from participation in the Plan.

     The number of participants' accounts in each of the funds at December 31, 1993 was as follows:

                    Fund A           -         4,572
                    Fund B           -         7,753
                    Fund C           -         1,589
                    Fund D           -         2,413
                    Fund E           -         3,607
                    Fund F           -         1,564
                    Fund G           -         1,199
                    Fund H           -         4,542
                    Loans            -         1,937

c.   PLAN INVESTMENT FUNDS

     The Plan's trustee, Bankers Trust Company, maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Earnings are allocated monthly based on units of investment.

     Investment Fund A ("Fund A") - Company Stock Fund: Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

     Investment Fund B ("Fund B") - Interest Income Fund previously called Guaranteed Investment Contract: Fund B consists of funding accounts established by contracts with various insurance companies. Participants' accounts are credited with interest based on a pooling of the returns of the various funding accounts. Funding accounts generally continue for a period of two to five years after their inception. During 1993, 1992 and 1991, the yield on open funding contracts ranged from 4.89% to 9.3%, 6.4% to 9.3% and 7.5% to 9.3%, respectively.

     Investment Fund C ("Fund C") - Ryder Money Market Fund: Fund C consists of a funding account established with the Ryder System Federal Credit Union.

     Investment Fund D ("Fund D") - Conservative Growth Fund: Fund D may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord, Abbett Affiliated Fund.

     Investment Fund E ("Fund E") - Aggressive Growth Fund: Fund E may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund.

     Investment Fund F ("Fund F") - Mutual Series Fund: Fund F may be invested in securities issued by U.S. based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund may also engage in covered call option writing. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since 1989, following adoption by the Plan, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund.

     Investment Fund G ("Fund G") - Templeton World Fund: Fund G may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund's investment objective is long-term capital growth. Since 1989, following adoption by the Plan, this fund has been invested solely in shares of the Templeton World Fund.

     Investment Fund H ("Fund H") - Aviall Common Stock Fund: Fund H is invested in Aviall, Inc. Common stock and is a frozen fund. Participants cannot contribute to nor transfer into that fund. Participants can transfer assets from Fund H to any other investment fund of the Plan. Monies remaining in that fund at December 31, 1995 will be liquidated and reinvested in Fund A.

d.   CONTRIBUTIONS

     Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $8,994, or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. The Company matches 50% of the employee's annual contribution up to $200 or $400 per person based on certain requirements. Some eligible employees receive Company contributions that include $400 of basic contribution, plus 100% match to the first $300 of employee contribution and 50% match to the next $400 of employee contribution. Effective January 1, 1992, certain eligible employees do not receive a Company contribution. Participants are immediately 100% vested in the earnings of their individual contributions to the Plan and vest 25% per year in the Company contributions and the earnings attributable to such contributions. Upon participant's distribution, related, non-vested Company contributions are forfeited and are used to offset future Company contributions.

e.   DISTRIBUTIONS

     On termination of service, if a participant's account balance is greater than $3,500, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 receive automatic distributions.

f.   WITHDRAWALS
     A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship.
     The Plan Administrator
     must approve the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for tax purposes.

g.   DISTRIBUTIONS TO OTHER PLAN

     On December 7, 1993, Ryder System, Inc. completed the spin-off of its Aviation Division, Aviall, Inc. ("Aviall"). Under the terms of the spin-off, the Company distributed to its holders of common stock one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. Participants in the Plan who were invested in the Ryder System, Inc. common stock fund on this date received the equivalent of one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. As a result of the spin-off a new "Fund H" was created. The investment fund balances of Aviall employees in the Plan at December 7, 1993, were transferred to a newly established plan for employees of Aviall.


h.   PARTICIPANT LOANS

     Plan participants are able to request loans against their Plan account balances subject to certain limitations as to amount and repayment term. Loans accrue interest at a rate which is comparable to those of most major lending institutions and all principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

i.   TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

j.   FEDERAL INCOME TAX EFFECTS OF THE PLAN

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. The last favorable tax determination letter obtained was dated August 21, 1986.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries generally will be taxed, at ordinary income rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

k.   PLAN FEES AND EXPENSES

     All commissions, brokerage fees and expenses incident to the income or assets of the trust, the purchase or sale of securities by the trustee and distribution to participants are paid by the Plan. Trustee and basic recordkeeping fees are paid by the Plan. All other expenses of the Plan are paid by the Company.

l.   NET REALIZED GAINS OR LOSSES

     Net realized gains or losses on investments covering the last three years are as follows:

       AT DECEMBER 31, 1993:
                                                                       NET
                        AGGREGATE              AGGREGATE             REALIZED
                         PROCEEDS                 COST                 GAIN
                      --------------         -------------         ------------
       Fund A        $     2,677,817             2,243,442              434,375
       Fund D              1,711,091             1,679,440               31,651
       Fund E              3,473,588             2,974,994              498,594
       Fund F              1,572,016             1,388,091              183,925
       Fund G                925,010               907,803               17,207
                      --------------         -------------         ------------
                     $    10,359,522             9,193,770            1,165,752
                      ==============         =============         ============

       AT DECEMBER 31, 1992:
                                                                       NET
                        AGGREGATE              AGGREGATE             REALIZED
                         PROCEEDS                 COST              GAIN/(LOSS)
                      --------------         -------------         ------------
       Fund A        $     8,875,863             8,373,967              501,896
       Fund D              3,019,097             3,015,401                3,696
       Fund E              9,159,810             9,034,516              125,294
       Fund F              2,667,113             2,651,128               15,985
       Fund G              2,109,251             2,120,454              (11,203)
                      --------------         -------------         ------------
                     $    25,831,134            25,195,466              635,668
                      ==============         =============         ============

       AT DECEMBER 31, 1991:
                                                                       NET
                        AGGREGATE              AGGREGATE             REALIZED
                         PROCEEDS                 COST              GAIN/(LOSS)
                      --------------         -------------         ------------
       Fund A        $    11,051,497            10,623,900              427,597
       Fund B              1,228,300             1,205,892               22,408
       Fund D              3,404,156             3,455,624              (51,468)
       Fund E              5,950,287             5,917,527               32,760
       Fund F              6,453,255             6,515,076              (61,821)
       Fund G              4,345,112             4,388,746              (43,634)
                      --------------         -------------         ------------
                     $    32,432,607            32,106,765              325,842
                      ==============         =============         ============

m.     SUBSEQUENT EVENTS

     The change in net unrealized gains or losses arising in the various funds of the Plan after December 31, 1993 and prior to June 1, 1994 are as follows:

                         UNREALIZED              UNREALIZED       NET CHANGE IN
                       GAINS/(LOSSES)          GAINS/(LOSSES)       UNREALIZED
                    AT DECEMBER 31, 1993      AT MAY 31, 1994     GAINS/(LOSSES)
                    --------------------      ---------------     --------------
       Fund A                740,128            (1,247,016)          (1,987,144)
       Fund B                      0                     0                    0
       Fund C                      0                     0                    0
       Fund D                185,220               236,900               51,680
       Fund E              1,354,915             3,668,019            2,313,104
       Fund F                102,716               387,753              285,037
       Fund G                363,458               227,042             (136,416)
       Fund H                (85,770)             (160,190)             (74,420)
       Loan Fund                   0                     0                    0

                 Ryder System, Inc. Employee Savings Plan A           Schedule I
                           Schedule of Investments


                                 Number of
                               Shares, Units                              Unrealized
                               or Principal                   Market     Appreciation
                                  Amounts        Cost          Value     (Depreciation)
                               ------------  ------------  ------------  --------------
 At December 31, 1993:

 Directed Account Short-Term
   Investment Fund                  286,592 $     286,592       286,592

 Fund A                             418,321    11,443,532    11,019,753      (423,779)
 Fund B                          37,992,114    37,992,114    37,992,114
 Fund C                           3,550,153     3,550,153     3,550,153
 Fund D                             672,231     6,789,374     7,172,703       383,329
 Fund E                           1,312,298    10,867,736    15,734,448     4,866,712
 Fund F                             134,799     3,238,287     3,639,562       401,275
 Fund G                             183,249     2,695,997     2,878,836       182,839
 Fund H                             105,127     1,688,959     1,603,189       (85,770)
 Loan Fund                                      6,093,261     6,093,261
                                             ------------  ------------   -----------
                                            $  84,646,006    89,970,611     5,324,605
                                             ------------  ------------   -----------


 At December 31, 1992:

 Directed Account Short-Term
   Investment Fund (Net of amounts
   transferred to Plan B)           395,268 $     395,268       395,268

 Fund A                             448,434    13,495,838    12,331,930    (1,163,907)
 Fund B                          30,900,640    30,900,640    30,900,640
 Fund C                           3,334,373     3,334,373     3,334,373
 Fund D                             609,271     6,059,100     6,257,209       198,109
 Fund E                           1,256,709     9,708,780    13,220,577     3,511,797
 Fund F                             107,273     2,322,130     2,620,689       298,559
 Fund G                             159,201     2,259,786     2,079,167      (180,619)
 Loan Fund                        5,784,734     5,784,734     5,784,734
                                             ------------  ------------   -----------
                                            $  74,260,649    76,924,587     2,663,938
                                             ------------  ------------   -----------

 Net appreciation included in
   statement of income and
   changes in plan equity                                                $  2,660,667
                                                                          ===========

                                                                  Schedule II

                  Ryder System, Inc. Employee Savings Plan A
                     Schedule of Reportable Transactions
                     For the Year Ended December 31, 1993




                                                              Market
                                             Proceeds         Value
                                             --------         ------

Employee contributions to
  Fund B: Interest Income Fund               $5,611,608

Transfer of assets to Plan B
   (see note to financial statements 1(b))                  $134,692,802


                         Independent Auditors' Consent




The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:


We consent to incorporation by reference in the Registration Statement
(No. 33-4333) on Form S-8 of Ryder System, Inc. covering the Ryder System, Inc. Employee Savings Plan A, of our report dated June 29, 1994, relating to the statements of financial position with fund information of the Ryder System, Inc. Employee Savings Plan A as of December 31, 1993 and 1992 and the related statements of income and changes in plan equity with fund information for each of the years in the three-year period ended December 31, 1993 and related schedules of investments as of December 31, 1993 and 1992 for each of the years in the three-year period ended December 31, 1993 and schedule of reportable transactions for the year ended December 31, 1993, which report appears in the December 31, 1993 annual report on Form 11-K of the Ryder System, Inc.
Employee Savings Plan A filed by Ryder System, Inc.


                                                               KPMG PEAT MARWICK



June 29, 1994

                             REQUIRED INFORMATION

Financial Statements

         Independent Auditors' Report
         Statements of Financial Position, with Fund Information
            as of December 31, 1993 and 1992
         Statements of Income & Changes in Plan Equity, with Fund
            Information for the years ending December 31, 1993, 1992 and 1991
         Notes to Financial Statements

Exhibits

         Schedule I - Schedule of Investments
            as of December 1993 and 1992
         Schedule II - Schedule of Reportable Transactions
         Independent Auditors' Consent





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A



Date:  June 29, 1994                  By: C. ROBERT CAMPBELL
                                          -------------------------------
                                          C. Robert Campbell
                                          Chairman, Ryder System, Inc.
                                          Employee Savings Plan Committee
                                          Executive Vice President,
                                          Human Resources and Administration
                                          Ryder System, Inc.